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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b),(c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Wireless Ronin Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
97652A 20 3
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97652A 20 3	Page	2	of	4

1	NAMES OF REPORTING PERSONS Spirit Lake Tribe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		346,446

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		346,446

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	346,446

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

ITEM 1 (a) NAME OF ISSUER:
           Wireless Ronin Technologies, Inc.
ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
           Baker Technology Plaza, Suite 475
           5929 Baker Road
           Minnetonka, MN 55345
ITEM 2 (a) NAME OF PERSON FILING:
           Spirit Lake Tribe
ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
           Fort Totten Community Center
           P.O. Box 359, Fort Totten, ND 58335
ITEM 2 (c) CITIZENSHIP:
           United States of America
ITEM 2(d) TITLE OF CLASS OF SECURITIES:
           Common Stock, par value $0.01 per share
ITEM 2 (e) CUSIP NUMBER:
           97652A 20 3

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON IS FILING AS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.8a-8);
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
     Not applicable

ITEM 4 OWNERSHIP:

(a)	Amount beneficially owned:	346,446
(b)	Percent of class:	2.4%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote	346,446
	(ii) Shared power to vote or to direct the vote	0
	(iii) Sole power to dispose or to direct the disposition of	346,446
	(iv) Shared power to dispose or to direct the disposition of	0
ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable
ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable
ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
Not applicable
ITEM 10 CERTIFICATIONS.
Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008	SPIRIT LAKE TRIBE
	By:	/s/ Myra Pearson
Its: Tribal Chairman

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